UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02024535

March 6, 2002

NO ACT
P.E 12-26-2001
Act 1934 1-14667
Section
Rule 14A-8
Public Availability 3/6/2002

David R. Wilson
Heller Ehrman White & McAuliffe
701 Fifth Avenue
Suite 6100
Seattle, WA 98104-7098

Re: Washington Mutual, Inc.
Incoming letter dated December 26, 2001

Dear Mr. Wilson:

This is in response to your letter dated December 26, 2001 concerning a shareholder proposal submitted to Washington Mutual by Jill Ratner. We also have received a letter on the proponent's behalf dated January 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jill Ratner
c/o Harrington Investments, Inc.
PO Box 6108
Napa, CA 94851-1108

HellerEhrman
ATTORNEYS

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

01 DEC 27 PM 3: 25

David R. Wilson
dwilson@hewm.com
(206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

December 26, 2001

<u>Via Federal Express</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal submitted by Ms. Jill Ratner for inclusion in the 2002 Proxy Materials of Washington Mutual, Inc.

Ladies and Gentlemen:

Washington Mutual, Inc. (the "Company") has received a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") from Ms. Jill Ratner ("the "Proponent") requesting that the Board of Directors issue a report identifying "all company costs associated with land development mitigation," enunciate "the criteria for investment of company financial resources for such endeavors," and "evaluate and quantify the cost and benefits to our company's long-term financial performance of continuing to engage in large speculative real estate projects."

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the Division confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

The Company believes, and we concur, that the Proposal may be omitted from the 2002 Proxy Materials because (i) the Proponent did not submit the proof of ownership required by Rule 14a-8(b)(2) within the required time frame (Rule 14a-8(e)(2)); (ii) the Proposal relates to operations which account for less than five (5) percent of the Company's total assets and is not otherwise significantly related to the Company's business (Rule 14a-8(i)(5)); and (iii) the Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7)).

Discussion

A. Rule 14a-8(e)(2)

The Company received the Proposal, dated November 12, 2001, on November 19, 2001 and a letter from Proponent's investment adviser Harrington Investments, Inc. ("Harrington"), dated November 16, 2001, on November 19, 2001. Harrington's letter stated that "independent verification" of proof of eligibility would be sent from Charles Schwab & Co., the record owner, "in a timely manner." Subsequently, the Company received a document containing the proof of eligibility from Charles Schwab & Co. on December 3, 2001.

The Proponent's submissions do not comply with the procedural requirements of Rule 14a-8(e)(2), which explicitly states that a proposal and proof of eligibility must be received at the Company's principal executive offices not less than one hundred and twenty (120) calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. Those materials were mailed on March 21, 2001. The deadline for submitting a Proposal, as set forth in the Company's proxy statement, was November 20, 2001.

Proponent submitted a written statement from Harrington that contained certain of the eligibility information required by Rule 14a-8(b)(2). Here, because Harrington is not the record holder, that statement was insufficient to meet the requirements of Rule 14a-8(b)(2). See Staff Legal Bulletin No. 14 §C(1)(c)(1), which explains that a statement from an investment adviser is "insufficient" unless "the investment adviser is also the record holder." In fact, the Company did not receive a written statement from the record holder Charles Schwab, and thus was not provided with proof of ownership and eligibility to submit a proposal, until December 3, 2001, after the deadline had passed.

Rule 14a-8(f)(1) states that within fourteen (14) calendar days of receiving a shareholder proposal, a company must notify the proponent of any procedural or eligibility deficiencies, except where a deficiency cannot be remedied. The rule provides that failure to submit a proposal by the company's deadline is an example of an irreparable deficiency. Accordingly, in this instance, the Company did not need to provide Proponent with notice that her proof of eligibility was not received in a timely manner because the deadline had passed and the proof of eligibility deficiency could not be remedied.

For the reasons stated, the Proposal may be excluded under Rule 14a-8(e)(2).

B. Rule 14a-8(i)(5)

Rule 14a-8(i)(5) states that a shareholder proposal may be omitted from a company's proxy statement if "it relates to operations which account for less than five percent (5%) of the registrant's total assets at the end of its most recent fiscal year and for less than five percent (5%) of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business." The Proposal relates to the real estate project known as the Ahmanson Ranch. We have been advised by the Company that the carrying value of the Ahmanson Ranch on the Company's balance sheet is $55,000,000. At September 30, 2001, the Company had total assets in excess of $200,000,000,000. Ahmanson Ranch therefore accounted for less than one-tenth of one percent of the Company's total assets at September 30, 2001. In addition, Ahmanson Ranch has not produced any revenue to date.

Ahmanson Ranch is not significantly related to the Company's business. The Company's primary business activities are mortgage banking, consumer banking and commercial and specialty lending. The Company historically has not undertaken real estate development projects. It acquired the Ahmanson Ranch project as part of the acquisition of H.F. Ahmanson & Co. in 1998. Its only other real estate development activities consist of the sale of remaining parcels of three projects acquired in the 1997 and 1998 acquisitions of Great Western Financial Corp. and H.F. Ahmanson & Co. The Company has no present intention of undertaking other real estate development projects.

The Staff has interpreted Rule 14a-8(i)(5) liberally in favor of inclusion of proposals that deal with social or environmental issues of significance, even if the 5% threshold of the Rule was not met, provided that the subject of the proposal was significantly related to the company's business. In contrast, a proposal could be omitted if it was "ethically significant in the abstract but had no meaningful relationship to the company's business." Lovenheim v. Iroquois Brands, Inc., 618 F. Supp. 554 at 561. Compare BellSouth Corp. (December 1996) (permitted exclusion of proposal related to the problem of slave labor practices in China); Atlantic Richfield Company (January 1997) (permitted exclusion of proposal related to the financial costs of protests regarding investments in Myanmar in general); Atlantic Richfield Company (February 1998) and Unocal Corporation (March 1997) (did not permit exclusion of proposals related to requests for reports on the companies' involvement in drug money laundering in Myanmar); Aon Corporation (March 1997) (did not permit exclusion of proposal related to the company's investment policy on tobacco stocks). This Proposal, relating to the planned development of the Ahmanson Ranch, clearly has no meaningful relationship to the Company's business. It is not involved in any of the Company's primary lines of business and is not even mentioned in either theCompany's description of business or in its segment reporting description in its Form 10-K or other periodic reports.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(5).

C. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit a proposal if it "deals with a matter relating to the company's ordinary business operations." The Staff regularly permits the omission of proposals that require a company to prepare and issue a special report pertaining to ordinary business operations. The impetus behind the adoption of the rule was twofold: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). Thus, the Staff reserves "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Company is aware that the Staff will make an exception if the proposal pertains to significant social policy issues, even if they involve ordinary business operations. In this instance, however, the Proposal seeks only a report concerning the financial and corporate impacts of a completely insignificant part of the Company's business. The Proposal does not involve a request to institute a broad or fundamental corporate policy regarding the environment (see College Retirement Equities Fund (September 7, 2000) (excluded proposal related to a demand for the Fund to divest its holdings of an entity the proponent considered hazardous to the environment). The standard is "not whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue." The Mead Corporation (January 31, 2001) (excluded proposal related to a request for a report of the company's environmental risks in financial terms). Proponent does not request that the Company adhere to principles regarding the protection of open lands or take action addressing potential environmental degradation. Instead, the Proposal seeks a report merely evaluating the economic costs and benefits of undertaking real estate development projects. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations, and is best left to management and the board of directors.

The Staff permits companies to exclude proposals requesting disclosure of financial information that the companies are not required to make by the SEC because such proposals relate to the conduct of ordinary business. See WPS Resources Corp. (January 23, 1997) (excluded proposal requested a report on total costs spent on defining the corporation's vision); American Telephone and Telegraph Company (January 29, 1993) (excluded proposal related to a request for the publication of a separate income statement for the company's wholly owned subsidiary); American Stores Company (April 7, 1992) (excluded proposal related to a request for separate income statements and balance sheets for each of the company's subsidiaries); Potomac Electric Power Company (March 1, 1991) (excluded proposal related to a request to amend the company's financial statements); Pacific Gas and Electric Company (December 13, 1989) (excluded proposal related to a request for accounting statistics); Minnesota Mining and Manufacturing Company (March 23, 1988) (excluded proposal related to a request to install an alternate system of accounting on the gold standard); Arizona Public Service Company (February 22, 1985) (excluded proposal related to a request for a report for information in addition to that required by the Federal Energy Regulatory

Commission). As discussed previously, real estate development activities are an insignificant part of the Company's operations and the Company does not intend to initiate new real estate development projects. This Proposal, if implemented, would require the Company to disclose information not required by SEC regulations. The purpose of Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. It is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Release No. 34-19135, n.45 (Oct. 26, 1982).

The Proposal seeks to require the Company to issue a report identifying and quantifying the financial impacts of real estate development activities. Formulating criteria for investments and monitoring financial risks are tasks for the management of the Company to perform. They are a part of the conduct of the Company's ordinary, every-day business. Potlatch Corporation (February 13, 2001) (excluded proposal related to a request for a report on the financial risks of the company's environmental liabilities). The authority and ability to conduct ordinary business is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately delegated to the Company's shareholders.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponent. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at 206. 389. 4264.

Very truly yours,

David R. Wilson

11/19

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

01 DEC 27 PM 3: 25

Jill Ratner
C/o Harrington Investments, Inc.
PO Box 6108
Napa, CA 94581-1108

November 12, 2001

Mr. Kerry K. Killinger, Chairman, President and CEO
Washington Mutual, Inc.
1203 Third Avenue, Suite 1500
Seattle, Washington 98101

Re: Shareholder Proposal

Dear Mr. Killinger:

I am filing the enclosed shareholder resolution, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, for inclusion in our company's 2002 proxy material. I am the beneficial owner of 300 shares of Washington Mutual. The shares were purchased on April 25, 2000 and have been continuously held in my Charles Schwab Account 7329-9818. They will remain in the account at least until after the 2002 annual meeting of shareholders.

Should you like to discuss this matter or the contents of the proposal, please contact my financial manager John Harrington (707.252.6166). He is representing me in this matter and would be very glad to discuss this matter with you.

Sincerely,

Jill Ratner

Cc: John Harrington, President & CEO, Harrington Investments, Inc.

SPECULATIVE LAND DEVELOPMENT
WASHINGTON MUTUAL, INC.

WHEREAS:

- Our Company has historically focused on providing exemplary banking services to small businesses and individuals in its growing service areas, including Southern California; and

- As a result of a merger, our Company became the holder of property know as Ahmanson Ranch, including various preliminary land use entitlements granted by Ventura County in 1992 to develop golf courses, over 3000 residential units, a hotel and other commercial and retail buildings; and

- New information has disclosed that the project's environmental and social impacts may be much more severe and negative, and that earlier mitigation measures may be ineffective; and

- Sprawling development in Southern California, not unlike other populated areas of the United States has raised major public policy issues for our Company regarding the cost of purchasing and developing land that could also be used for ecological reserves, passive recreation and open space; and

- The public and our Company's shareholders are concerned that our Company develop long range goals and a land development policy to competitively meet single and multi-family housing needs and increase corporate revenue while avoiding costly litigation, negative publicity and controversial ballot measures which may adversely impact our Company's stock value; be it therefore

RESOLVED: shareholders request the Board of Directors to issue a report to shareholders by November 2002 that: **(1)** identifies all company costs associated with land development mitigation related to adverse environmental and social impacts; **(2)** enunciates our Company's long range policy in regard to decisions to engage in speculative real estate development, including the criteria for investment of company financial resources for such endeavors in the future and **(3)** evaluate and quantify the cost and benefits to our Company's long-term financial performance of continuing to engage in large speculative real estate projects, considering such factors as negative publicity, loss of good will, costs of litigation and public land open space acquisition ballot measures, versus gain in good will, positive publicity, tax advantages and other benefits resulting in permanent preservation of open space lands and public accommodation and use.

HARRINGTON
INVESTMENTS, INC.

November 16, 2001

Mr. Kerry K. Killinger, Chairman, President and CEO
Washington Mutual, Inc.
1203 Third Avenue, Suite 1500
Seattle, Washington 98101

Dear Mr. Killinger:

This letter is to serve as proof of ownership for Jill Ratner who holds 300 shares of Washington Mutual in her Charles Schwab IRA account #7329-9818. The shares were purchased on 4/25/2000 and have been continuously held since then. The shares will be held at least through the 2002 annual shareholder's meeting.

Independent verification of the shares held in this account will be sent in a timely manner and separate mailing from Charles Schwab & Co.

Sincerely,

Alana Smith
Director of Research & Development

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

HARRINGTON
INVESTMENTS, INC.

January 30, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Appeal of Washington Mutual's No Action Request to a Shareholder Proposal Submitted For Inclusion in the Company's 2002 Proxy Material

Ladies and Gentlemen:

This letter is in response to a December 26, 2001 letter from Washington Mutual (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement (the "Proposal") filed by my client, Jill Ratner (the "Proponent"), from its proxy materials for the Company's 2002 Annual Meeting of shareholders. My client filed this shareholder proposal in order to allow shareholders the right to vote on whether the Company should report to shareholders the adverse environmental and social impacts from real estate and/or land development speculation.

The Company seeks to exclude the shareholder proposal from their proxy materials based on the following:

1) **Rule 14a-8(b)(2)**, which states that the proposal may be omitted if the Proponent of the proposal did not submit the proof of ownership;

2) **Rule 14a-8(i)(5)**, which states that the proposal may be omitted if it relates to operations which account for less than five percent of the Company's total assets and is not otherwise significantly related to the Company's business; and

3) **Rule 14a-8(i)(7)**, which states that the proposal may be omitted if it deals with a matter relating to the Company's ordinary business operations.

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

I respectfully request that the Commission *not* allow the company to exclude the Proposal from its proxy materials. **1)** The Company never contacted the proponent of any procedural or eligibility deficiencies regarding proof of stock ownership and further, the custodian for Jill Ratner's Washington Mutual shares, Charles Schwab & Co., did provide a letter of proof of stock ownership to the Company. **2)** Although the proposal relates to operations that account for less than five percent of the Company's total assets, it does significantly relate to the Company's overall business and is considered a significant social policy issue. **3)** Finally, the proposal does not deal with ordinary business but rather a substantial policy issue of real estate and land development. Both address substantial environmental and social policy questions concerning whether speculative real estate development should occur on lands that are rich in ancient archaeological value, that have numerous and comprehensive natural resource constraints, and that are not served by sufficient local governmental services and infrastructure to meet the needs of the development.

1) According to **Rule 14a-8(f)(1),** a company may exclude a shareholder proposal, only after it has notified the proponent of the failure to comply with procedural requirements of Rule 14a-8(b). The rule specifically states that the company must notify the proponent within 14 calendar days of receiving the proposal, of any procedural or eligibility deficiencies, as well as of the time frame for a response. Washington Mutual never contacted the proponent at any time of any procedural or eligibility deficiencies and therefore cannot omit the proposal based on **Rule 14a-8(b)(2)** as argued in its "No-Action" request.

2) The Company improperly seeks to exclude the shareholder proposal on the grounds that is not "significantly related" to the Company's business nor exceed 5% of the Company's total assets or net earnings and therefore should be excluded under **Rule 14a-8(i)(5)**. The SEC's standards for excluding a proposal on the basis of ordinary business operations plainly do not apply where the proposal involves maters of social and environmental significance. Washington Mutual ignores the weight of decisions, SEC actions, and staff No-Action letters that firmly establish that the 5% threshold is inapplicable.

Further, brief examination of the nature of speculative real estate development and the value of potential harm to Washington Mutual's reputation and goodwill reflect a further reason why strict application of the 5% threshold is not appropriate. While the "carrying value" for real estate and/or land development is relatively small, the potential profits are considerable, as are the potential adverse economic ramifications if Washington Mutual gets a "black eye" from its support for a unpopular and ill-conceived development in the center of a prime market for the company's other business activities.

Washington Mutual grasps at a thin reed in asserting that the 5% threshold applies, and fails entirely to establish that the proposal does not qualify for this exemption. It is well established, and even Washington Mutual admits, that the 5% threshold does not apply in matters that involve a social or environmental issue "of significance." HellerEhrman, 12/26/2001 at page 3, citing Lovenheim v. Iroquois Brands, Inc., 618 F.Supp. 554 (D.D.C., 1995). In Lovenheim, proponent's proxy raised concerns about the company's use of force feeding practices in production of pate de foie gras. Pate constituted a statistically small portion of the company's revenue, which itself generated a loss.[1] Nevertheless, the proxy was sanctioned for the shareholder ballot since it involved important social and ethical issues. Id., 618 F.2d at 559, fn. 8.

Here the Proposal raises significant social and environmental policy issues associated with the Company promoting sprawling development on highly constrained lands that involve excessive amounts of "mitigation" but which continue to impart substantial adverse impacts and would be better preserved for future generations as open space lands. For example, Washington Mutual's Ahmanson Ranch project ("the Project") is a priority for public acquisition by the Santa Monica Mountains Conservancy and is home to several endangered species. The traffic from the project will impose substantial burdens on one of the most heavily traveled freeway corridors in California (Los Angeles Times, 1/3/2002, B3 ("One of the busiest corridors in California . . is often gridlocked in both directions during peak commuting hours" "The 101 is home to two of California's three busiest interchanges"), forcing massive construction projects and years of traffic congestion-induced delays that may exceed any future congestion benefits. (See Surface Transportation Policy Project: Road Work Ahead, Is Construction Worth the Wait", 1999, http://www.transact.org/ca/publications.htm). The project is located in, and will pollute the headwaters of Malibu Creek, which empties to the Pacific Ocean at the Malibu-Surfrider beach, an international vacation destination and world-renowned surfing location with chronic water pollution problems. Located on the

[1] The company had $78M in assets and produced $79,000 in revenue from pate sales, representing less than 0.05% of assets. 618 F.2d at 558.

border between Los Angeles and Ventura Counties, many have argued that this new city is the antithesis of "smart growth" and was approved by Ventura County in retribution for Los Angeles County's approval of another project sited on the County line, Newhall Ranch. Numerous cutting edge social, environmental and legal issues are implicated by the project, and shareholders must know whether management is aware of the potential negative financial and social ramifications from the project.

Analyzing the purpose and history for the 5% threshold test, the Court determined "that proposals will be includable notwithstanding their failure to reach the specified economic thresholds if a significant relationship to the [company's] business is demonstrated on the face of the Proposal or supporting statement." Lovenheim, 618 F.2d at 560 (citations and internal quotations omitted). "Thus it seems clear based on the history of the rule that "the meaning of 'significantly related' is not limited to economic significance." Id., 618 F.2d at 560, citations omitted. The impact of major corporate operations on indigenous peoples was at issue in Exxon Corporation (January 30, 1995), where, in interpreting (c)(5), the Staff found that, because of the impact of a mining project on the environment and on native treaty rights, a shareholder proposal concerning those mining operations was significant to the registrant even though the proposal was not economically significant to the company.

Washington Mutual asserts that the Company's proposal to develop a new city on undeveloped and highly constrained open space lands in Ventura County "clearly has no meaningful relationship to the Company's business." HellerEhrman at page 3. It is difficult to imagine a multi-billion dollar project that has been the subject of the Company's recent purchase of multi-day, full page newspaper advertisements in the New York Times, that involves hiring a former US Secretary of the Interior to serve as the Company's lobbyist, where members of the Company's Board of Directors have lobbied County Supervisors for votes as not having any meaningful relationship to the Company's business. The Company is in the financial industry, loaning money for homes and businesses, providing financial services to individual and business customers, and promoting housing. While the proponent raised this matter in part because speculative real estate development represented a considerable deviation from past business practices, it is folly for Washington Mutual to assert that a project of this magnitude located in the heart of its customer base has no relationship to its present and future business.

SEC rules and cases establish that a shareholder proposal that raises matters of social significance that "implicate significant levels of sales" falls within the exemption from the Rule 14a-8(i)(5) for proposals that are "otherwise significantly related" to the Company's business. Lovenheim, *supra*, 618 F.2d at 561. The Company has actively expanded its services in the southern California financial services market. The loss of community goodwill from the Company's promotion of a highly controversial project could alienate large numbers of the Company's customers and conflict with the Company's carefully honed image as a "friendly environment" for doing banking (2000 Summary Annual Report, Page 16). In a micro-scale environment, the Ahmanson Ranch controversy could substantially impact Washington Mutual's reputation and success in the southern California market, while on a larger scale, the development implicates a number of major end social policy issues for the state and region, as well as the Company.

3) Washington Mutual states two theories that it contends justifies withholding the Proposal from shareholders in accordance to **Rule 14a-8(i)(7)**, but neither operate to exclude the instant Proposal because it implicates significant policy considerations. Amalgamated Clothing v Wal-Mart, 821 F.Supp. 877, 886-887 (S.D. N.Y. 1993) (the ordinary business operations exclusion does not apply to "proposals that relate to significant policy considerations"). Since this Proposal addresses larger policy considerations from the development of resource-constrained and does not seek to dictate at the proscribed level of daily business decisions, these objections are without merit.

Proponent notes that SEC's definition of ordinary business decisions versus policy considerations have changed over time, and environmental issues have reflected the changing nature of civil discourse over societal direction and corporate behavior. See, for example, Merrill Lynch & Co., February 25, 2000 (resolution requiring report on company's criteria for activities affecting the environment and risk to the company's reputation from funding dam); Koll Real Estate Group, Inc., March 17, 1994 (resolution directing company to sell or exchange property that was the subject of long-standing speculative real estate development proposals). SEC previously considered EEO and affirmative action issues excludable ordinary business operations, but then determined that they rose above that to constitute appropriate significant social policy issues. See Amalgamated, *supra*, 821 F.Supp. at 887-890.

SEC's guidance distinguishes excludable ordinary business operations from significant policy issues in characterizing the latter as "transcend[ing] the day-to-day business matters and raise policy matters so significant that it would be appropriate for a shareholder vote." 63 Fed. Reg. 29108. Ordinary business operations are those that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subjected to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." Id. Shareholder proposals that seek to "'micro-manage' the company by probing too deeply into matters of a complex nature" are excludable, but this criteria requires both complexity and excessive depth. Id. While the decision to proceed with speculative real estate development may be complex (as is any subject addressed by a shareholder resolution), the requested action, and preparation of a report, does not require the Company to take any particular action on that information and thus does not violate the "excessive depth" criteria. The Proposal is silent on specific implementation steps (other than stating the Company's policy and reporting) and as such, is clearly inappropriate for exclusion. 63 Fed. Reg. 29108-109.

The Proposal raises a series of issues germane to the creation of new cities on undeveloped land that has high community values as open space that has significance to indigenous cultures and is rich in ecological value and diversity. These resource values make the mitigation of the impacts of real estate development particularly expensive and controversial, and raise questions of how and where should communities expand. Developing new cities away from transportation corridors and on lands sacred to native Americans and home to multiple rare, threatened and endangered species, where there is no water supply nor sewage capacity raises a number of important societal issues in the context of the Company's proposed action. These are legitimate social policy issues, and as such, are not subject to simple exclusion on the grounds suggested by Washington Mutual.

Referring back to the Project, development may also cause substantial interference with the native American and cultural artifacts on the site, with apparently no possibility of mitigating or avoiding these effects. Descendants of several Chumash native American clans petitioned in August 2001 to have portions of Ahmanson Ranch listed on the California Native American Heritage Commission Sacred Place Inventory. Three separate areas are identified for listing, including areas that will be destroyed by the development. One area is the location of caves central to the ancient Chumash legend of the Caves of Munits. The Company's agents have barred access to these sacred lands to all, including Chumash descendents. The deprivation of native American descendants of the original residents of the land that is considered sacred is highly unjust and controversial. (See Los Angeles Daily News, 4/22/1996, Locked out of Chumash Caves "[The site is] an important connection to history. Its like a map, like a directional meeting place. Its where other tribes got together and fed travelers from distant lands." Little Hawk, Chumash priest; Los Angeles Times, 4/22/1996, B1 "Don't break this earth. This land, like the water and the air, belongs to all people. Don't let this corruption steal it." Chumash spokesperson Mata Weiya)

The Staff has previously determined that a shareholder proposal which addresses the effects of a land use development upon important native rights and the environment cannot be excluded under the ordinary business rubric. Occidental Petroleum Corporation (March 6, 2000); Occidental Petroleum Corporation (February 9, 1999); Unocal Corporation (March 6, 1996). See also Unocal Corporation (March 2, 1995)(involving (c)(5), where similar criteria are applied). In Xcel Energy Inc. (February 5, 2001) a proposal addressing a development that interfered with indigenous peoples' rights was not subject to exclusion under Rule 14a-8(i)(7).

The Commission is required by law to give special consideration to environmental questions. See 42 U.S.C. § 4332. See also ExxonMobil Corporation (March 23, 2000). The scale and location of the Ahmanson Ranch real estate development project trigger fundamental questions of corporate policy. Washington Mutual asserts that it "does not intend to initiate new real estate development projects." HellerEhrman, page 5. This response may partially answer one of the issues in the Proposal, however the proponent questions if this really represents Corporate direction or is just an excuse to avoid alerting the shareholders to the multitude of social issues and scale of environmental destruction that development of this site entails.

The Company asserts that the proposal addressing Ahmanson Ranch, and thus Ahmanson Ranch itself, "clearly has no meaningful relationship to the Company's business." HellerEhrman, page 3. "The

Company historically has not undertaken real estate development projects." Id. While this may be true, this is not an excuse for the Company to shirk its responsibilities to communicate with shareholders. It raises greater concerns that the Company is engaged in matters outside its ordinary activities which themselves could have substantial social, environmental and financial ramifications. Under these circumstances, the proposal should *not* be excluded from the annual ballot.

Harrington Investments, Inc., respectfully urges the Commission to allow shareholders of Washington Mutual the right to vote on this important policy issue at its 2002 Annual Shareholders' Meeting. Thank you for your consideration of this important matter.

Sincerely,

John C. Harrington
President

Encl.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Washington Mutual, Inc.
Incoming letter dated December 26, 2001

The proposal requests a report on (1) the costs of Washington Mutual's land development "mitigation," (2) its long range policy with regard to speculative real estate development, and (3) an evaluation of the costs and benefits to Washington Mutual's long-term performance in connection with large speculative real estate projects.

There appears to be some basis for your view that Washington Mutual may exclude the proposal under 14a-8(i)(7) as relating to ordinary business operations (i.e., the decisions relating to its land use policy). Accordingly, we will not recommend enforcement action to the Commission if Washington Mutual omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for exclusion upon which Washington Mutual relies.

Sincerely,

Keir D. Gumbs
Special Counsel